SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
OMB APPROVAL
OMB Number: 3235-0145
Expires: October 31, 2002
Estimated average burden hours per response 14.9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5*)

EXCO Resources, Inc. (Name of Issuer)
Common Stock, par value $.02 per share (Title of Class of Securities)
269279 20 4 (CUSIP Number)

William L. Boeing
Haynes and Boone, LLP
2505 N. Plano Road, Suite 4000
Richardson, TX 75082
(972) 680-7550
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 6, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 269279 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Douglas H. Miller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power Douglas H. Miller — 845,286 (1) (2) (3) 8. Shared Voting Power 0 9. Sole Dispositive Power Douglas H. Miller — 845,286 (1) (2) (3) 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Douglas H. Miller — 845,286 (1) (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (1)

13.	Percent of Class Represented by Amount in Row (11) Douglas H. Miller — 10.5% (voting, dispositive) (1) (2) (3)

14.	Type of Reporting Person (See Instructions) Douglas H. Miller — IN

(1)
The number reported does not include 16,500 shares of Common Stock owned by The Miller's Children's Trust, a Trust created by the Reporting Person. The Reporting Person is neither the Trustee nor a beneficiary of The Miller's Children's Trust.

(2)
The number reported does include 177,500 shares currently exercisable and/or vesting by October 6, 2002, under the 1998 Stock Option Plan.

(3)
The number reported does include 91,690 shares of 5% Convertible Preferred Stock that are immediately convertible into 91,690 shares of Common Stock.

        This Amendment No. 5 to Schedule 13D amends Schedule 13D dated December 9, 1997 and filed December 18, 1997, as amended by Schedule 13D/A dated December 19, 1997 and filed December 22, 1997, as amended by Schedule 13D/A dated August 13, 1998 and filed August 20, 1998, as amended by Schedule 13D/A dated September 15, 1998 and filed September 24, 1998, as amended by Schedule 13D/A dated February 11, 2002 and filed February 11, 2002 (collectively, with all amendments thereto, the "Schedule 13D"), of Douglas H. Miller relating to the Common Stock of EXCO Resources, Inc., a Texas corporation. Capitalized terms used herein but not otherwise defined have the meaning ascribed to them in Amendment No. 4 to the Schedule 13D filed by Mr. Miller on February 11, 2002.

Item 3. Source and Amount of Funds or Other Consideration:

        Item 3 is hereby amended by the addition of the following paragraph:

        "Mr. Miller may purchase additional shares of Common Stock or 5% Convertible Preferred Stock with personal funds, funds borrowed from various financing sources, or a combination of such personal and borrowed funds. Mr. Miller currently has no definitive arrangements in place with respect to borrowed funds to finance future purchases of Common Stock or 5% Convertible Preferred Stock."

Item 4. Purpose of the Transaction:

        Item 4 is hereby amended by adding the following paragraphs:

        "On August 6, 2002, Mr. Miller, the Company's Chairman and Chief Executive Officer, submitted a written proposal to the Board of Directors of the Company pursuant to which Mr. Miller would acquire all of the outstanding shares of Common Stock of the Company not already owned by him for $17.00 per share in cash. Pursuant to the proposal, Mr. Miller would also acquire all of the outstanding shares of 5% Convertible Preferred Stock of the Company not already owned by him for a price between $17.00 and $18.05 per share in cash depending upon the closing date of the acquisition transaction, which the Company has been advised takes into account the remaining stated dividends and the mandatory conversion of the 5% Convertible Preferred Stock on June 30, 2003.

        The proposal contemplates that the consummation of the proposed transaction is subject to: the execution of definitive merger and financing agreements, the approval of a special committee of independent directors (the "Special Committee"), the Board of Directors and the shareholders of the Company, the receipt of satisfactory financing for the transaction, the receipt of a fairness opinion by the Special Committee, and the receipt of all necessary regulatory approvals. Mr. Miller has reserved the right to modify or withdraw the proposal.

        The exact form of the transaction has not yet been determined, but it may take the form of a merger, tender offer or other corporate transaction. If Mr. Miller were to acquire all or a substantial majority of the outstanding shares of Common Stock and 5% Convertible Preferred Stock held by other shareholders, the Common Stock and the 5% Convertible Preferred Stock could be delisted from trading on the NASDAQ National Market or any other exchange or inter-dealer quotation system. If Mr. Miller were to acquire all or a substantial majority of the outstanding shares of Common Stock and 5% Convertible Preferred Stock held by other shareholders, the Common Stock and the 5% Convertible Preferred Stock could become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

IMPORTANT INFORMATION: A MERGER OR TENDER OFFER FOR THE OUTSTANDING SHARES OF THE COMPANY COMMON STOCK AND 5% CONVERTIBLE PREFERRED STOCK HAS NOT YET COMMENCED. IF A MERGER OR TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF THE COMPANY SHOULD READ THE PROXY STATEMENT OR TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER OR TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF THE COMPANY CAN OBTAIN THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE

FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT WWW.SEC.GOV.

        This summary of Mr. Miller's proposal to the Board of Directors of the Company does not purport to be complete and is qualified in its entirety by reference to the complete text of the proposal letter attached as Exhibit 99.1 hereto.

        Except as set forth in this Item 4, Douglas H. Miller has no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D."

Item 5. Interest in Securities of the Issuer:

        Item 5 is hereby replaced with the following:

(a) and (b): See items 7 through 11 on the cover page of this Amendment No. 5 to Schedule 13D.

(c):	None.
(d):	None.
(e):	Not applicable.

Item 7. Material to be Filed as Exhibits

        Item 7 is hereby amended by adding the following Exhibits:

99.1	Letter of Proposal from Douglas H. Miller to the Board of Directors and the Special Committee of EXCO Resources, Inc. dated August 6, 2002.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DOUGLAS H. MILLER Douglas H. Miller
August 7, 2002